Protection through Detection www.raesystems.com	3775 North First Street San Jose, CA 95134 Main: 408-952-8200 Fax: 408-952-8480

December 22, 2009
Via Facsimile, Federal Express, and EDGAR
Mr. Kevin I. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010
Re:	RAE Systems Inc.; Form 10-K for the Year Ended December 31, 2008, filed March 13, 2009; SEC File No. 001-31783
Dear Mr. Vaughn:
On behalf of RAE Systems Inc. (the “Company”), set forth below is the Company’s response to the comments of the Staff of the Securities and Exchange Commission, dated December 10, 2009, with respect to the Company’s Form 10-K for the year ended December 31, 2008 and its Forms 10-Q for the quarters ended March 31, June 30, and September 30, 2009. For your convenience, we have repeated the respective comments set forth in the Staff’s letter and followed each comment with the Company’s response.
Form 10-K for the year ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Stock-Based Compensation, page 21
1.	We note that you base your expected volatility on the historical volatility of your common stock, adjusted by management for unusual and non-representative stock price activity not expected to recur. Please tell us and revise future filings to disclose the nature of any management adjustments made in determining your expected volatility. Clearly explain why the adjustments were necessary and discuss how these adjustments affected your stock based compensation expense.
In estimating volatility of the common stock, management excluded stock prices for the period from April 11, 2002 (the commencement of public trading of the common stock) through December 31, 2002. The Company’s stock price volatility from April 11, 2002, through December 31, 2002, was approximately 250% versus 60 – 79% thereafter. Management considered the guidance offered in paragraph A32(a) of FAS 123(R) and

Mr. Kevin I. Vaughn
December 22, 2009

determined the inclusion of the stock price volatility from April 11, 2002, through December 31, 2002, was extraordinarily volatile and management did not expect this level of volatility to recur, during the expected term of the options being valued. Management also analyzed the volatility utilizing mean reversion, which included the period of April 11, 2002, through December 31, 2002, and the result was immaterial from the original calculation when the period was excluded.
Contractual Obligations, page 29
2.	Please revise future filings to present all long-term liabilities reflected on your balance sheet in your table of contractual obligations. In this regard, we note “other long-term liabilities” presented on your balance sheet of $1,219 as of December 31, 2008. To the extent these liabilities represent contractual obligations, revise your future filings accordingly.
We will revise our future filings to present all long-term liabilities reflected on the respective balance sheets in the corresponding table of contractual obligations.
Item 11. Executive Compensation, page 35
3.	We note that you increased base salary compensation for many of your executives by significant amounts including 18% for Mr. Chen and 19% for Mr. Watson during fiscal year 2008. Yet your disclosure does not provide details of why you have made such increases. Tell us, and expand your disclosure in future filings to explain, what factors you considered in the decision to make these significant increases in compensation. See Regulation S-K Item 402(b)(ix).
Mr. Watson’s base compensation increase for 2008 resulted from his promotion to Vice President of Americas Sales and Marketing from his previous position of Director of Eastern US and Canadian Sales.
Mr. Chen had not had a salary increase for three years prior to 2008. Accordingly, the Compensation Committee surveyed base compensation data provided by external compensation consultants for Chief Executive Officers and Chief Financial Officers in the Company’s industry nationwide, the results of which indicated that the base compensation of the Chief Executive Officer, Mr. Chen, was at the bottom of the bottom quartile. Even after Mr. Chen’s increase for 2008, his base compensation remained in the bottom quartile.
The Company will disclose in future filings the factors it has considered in adjusting the base compensation of its executive officers.
4.	Please revise your disclosure in future filings to provide an expanded analysis of how you arrived at and why you paid each particular level of compensation. For example, we note minimal discussion and analysis of how you determined specific

Mr. Kevin I. Vaughn
December 22, 2009

stock option awards, as disclosed on page 13 of the definitive proxy statement that you incorporated by reference into your Form 10-K. In your response and in future filings, please expand your discussion to provide substantive analysis and insight into how the Compensation Committee made actual payout determinations for the fiscal year for which compensation is being reported. Please also clarify the reasons for differences in the relative size of the grants among the officers.
Stock option grants are typically recommended by the Chief Executive Officer and the Chief Financial Officer to the Compensation Committee and after discussion and analysis, are approved by the Compensation Committee. The primary factors considered by management in arriving at its recommendations are the relative level of responsibility of the grantee, his or her accomplishments on behalf of the Company subsequent to his or her last option grant, and his or her anticipated accomplishments in the future. In addition, option grants are typically given to employees if they are promoted to a position of significantly increased responsibilities. Our future filings will contain an expanded analysis of both stock option grants and base compensation levels.
5.	We note that you have not provided a quantitative discussion of the “award targets” or “specified thresholds” the Compensation Committee used in determining awards made pursuant to the Management Incentive Program and Sales Incentive Program in 2008. Tell us, and in future filings discuss, the specific performance objectives established for the year. Refer to Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.
Please be advised that the 2008 awards listed for the Chief Executive Officer ($48,384) and the Chief Financial Officer ($29,160) were paid to them under the Management Incentive Plan (the “MIP”) in 2008 for the year ended December 31, 2007. Neither the Chief Executive Officer nor the Chief Financial Officer received any compensation under the MIP in 2009 for the year ended December 31, 2008. Conversely, the 2008 awards listed for the remaining Named Executive Officers were paid to them in 2009 under the Sales Incentive Plan (the “SIP”) for the year ended December 31, 2008. Following are detailed discussions of the operation of the MIP and the SIP.

Mr. Kevin I. Vaughn
December 22, 2009

Management Incentive Plan
The target incentive compensation under the MIP for the year ended December 31, 2007 was 40% of the CEO’s 2007 base salary, or $112,000 (0.4 x $280,000), and 30% of the CFO’s base salary, or $67,500 (0.3 x $225,000). For the 2007 plan year, awards under the MIP were based on a payout formula conditioned upon the achievement of goals set by the Compensation Committee, weighted as indicated below:
•	the Company’s fully diluted 2007 earnings per share (“EPS”) (50%);

•	the Company’s 2007 revenue (25%); and

•	individual goals (25%).
For each of these parameters, the Compensation Committee established a set of multipliers based on the actual results that might be achieved by the Company in 2007. Maximum payout for the EPS component would have been achieved with an EPS of $0.10 or greater. Because the Company showed a net loss for 2007, no payout was received under the EPS component. Maximum payout for the revenue component would have been achieved with revenues of $104 million or more. No payout would have been made had 2007 revenues been less than $90 million. The Company achieved revenues of $90.8 million in 2007, and the multiplier for this component at that level that had been set by the Compensation Committee was 0.928. Each of the CEO and the CFO was determined by the Compensation Committee to have achieved 80% of his personal goals. Therefore, the incentive compensation was calculated as the sum of the two sets of goals achieved as follows:
CEO
     $112,000 x 0.25 x 0.928 + $112,000 x 0.25 x 0.8 = $48,484
CFO
     $67,500 x 0.25 x 0.928 + $67,500 x 0.25 x 0.8 = $29,160
The Company believes that the performance objectives under the MIP for the participants have been, and will continue to be, set at levels that would provide a strong incentive for them to achieve their goals, and that the participants were neither substantially certain to achieve the goals, nor substantially certain to fail to achieve them. The Company will disclose in future filings the specific objective (financial) performance objectives established for the year.

Mr. Kevin I. Vaughn
December 22, 2009

Sales Incentive Plan
The three participants in the Sales Incentive Plan (the “SIP”), Messrs. Watson, Shen, and Hameister, were in charge during 2008 of the three geographic business units of the Company—the Americas, China, and Asia Pacific & Europe/Middle East/Asia, respectively. Their compensation under the SIP was based on their respective units’ achievement, against their business unit budgets, of three performance metrics—revenues, gross margin, and operating expenses, as well as achievement of individual goals. The Company discloses the annual revenues for each of the aforementioned geographic areas in Note 13 of the Notes to Consolidated Financial Statements in the Company’s Form 10-K for the year ended December 31, 2008. The Company, however, is not required to, and does not, publicly disclose the gross margin and operating expenses for each of its business units. The Company believes that it should be able to maintain the confidential nature of this information, because disclosure of the information in question in its proxy material would pose the likelihood of substantial harm to its competitive position. It would enable competitors, among other things, to refine their own pricing and marketing strategies in the business units’ respective geographic areas, to the disadvantage of the Company. The Company respectfully submits, therefore, that it should be able to omit these data from its proxy material, as permitted by Instruction 4 to Item 402(b) of Regulation S-K.
The Company believes that the performance objectives under the SIP for each of its three participants have been, and will continue to be, set at levels that would provide a strong incentive for each of the participants to achieve the maximum results for his business unit, and that the participants were neither substantially certain to achieve the goals, nor substantially certain to fail to achieve them.
Financial Statements, page F-1
Note 6. Income Taxes, page F-22
6.	We note that you have been granted a tax holiday in China. If material, please revise future filings to quantify the effect of the tax holiday. Refer to SAB Topic 11C. In addition, if material, please also revise MD&A in future filings to discuss the impact that the expiration of the tax holiday could have on your future earnings.
The tax holiday applies to the Company’s Fushun facility. It became effective for the year ended December 31, 2008 and will expire on December 31, 2011. The holiday provides for no tax in 2008 and a 50% reduction in taxes payable in the following three years (see Note 6 of Notes to Consolidated Financial Statements of the 2008 Form 10-K, page F-25). As of now, the benefits of the tax holiday in the covered years have been, and are expected to be, immaterial. We will revise our future filings to identify the relative significance of the tax benefits of the tax holiday.

Mr. Kevin I. Vaughn
December 22, 2009

Exhibits 32.1 and 32.2
7.	We note that the certifications provided in Exhibits 32.1 and 32.2 refer to the Form 10-K for the period ended December 31, 2007. Please amend your filing to provide certifications that relate to the Form 10-K for the year ended December 31, 2008.
We have filed a Form 10-K/A that amends our Form 10-K for the year ended December 31, 2008. This Form 10-K/A provides Exhibit 32.1 and Exhibit 32.2 certifications that relate to the Form 10-K for the year ended December 31, 2008.
Form 10-Q for period ended September 30, 2009
Exhibits 32.1 and 32.2
8.	We note that the certifications provided in Exhibits 32.1 and 32.2 in each of your Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 refer to the Form 10-Q for the period ended March 31, 2008. Please amend your filings to provide certifications that relate to the quarterly reports on Form 10-Q with which they were filed.
We have filed Form 10-Q/As that amend our Form 10-Qs for the periods ended March 31, 2009, June 30, 2009, and September 30, 2009. Each of these Form 10-Q/As provides Exhibit 32.1 and Exhibit 32.2 certifications that relate to the quarterly period covered by the corresponding Form 10-Q.
* * *
The Company hereby acknowledges and agrees that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings under the Securities Exchange Act of 1934;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin I. Vaughn
December 22, 2009

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at (408) 952-8404. Thank you for your assistance.
Very truly yours,
/s/ Randall Gausman
Randall Gausman
Chief Financial Officer
RAE Systems Inc.